Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces end of strike at Tasiast mine

Toronto, Ontario, August 19, 2013 – Kinross Gold Corporation (TSX:K, NYSE:KGC) announced today that the strike by unionized employees at its Tasiast mine that began on August 8 has ended. Unionized employees began returning to work today.

The strike’s impact on gold production at Tasiast has been minimal and is not expected to negatively impact the Company’s 2013 regional West Africa guidance for production and production cost of sales, both of which remain unchanged.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Louie Diaz
Manager, External Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com